Exhibit 99.1

CureVac Announces Resolution of Patent Litigation with Pfizer/BioNTech

TÜBINGEN, Germany / BOSTON, USA – August 7/8, 2025 – CureVac N.V. (Nasdaq: CVAC), a pioneering multinational biotech company developing a new class of transformative medicines based on messenger RNA (mRNA), today announced that CureVac N.V. and an affiliate (together, “CureVac”), and an affiliate of GSK plc (LSE/NYSE: GSK, “GSK”) have entered into agreements with BioNTech SE (Nasdaq: BNTX) and an affiliate (together, “BioNTech”) and Pfizer, Inc. (NYSE: PFE, “Pfizer”) to resolve and dismiss all pending patent litigation in the United States between the companies related to mRNA-based COVID-19 vaccines and to set a framework for resolving ongoing patent disputes outside the US upon closing of BioNTech’s acquisition of CureVac announced on June 12, 2025.

Under the terms of the agreements, CureVac and GSK will receive in aggregate a payment of $740 million as well as single-digit royalties on sales of COVID-19 vaccines in the United States going forward. Additionally, CureVac will receive $50 million from GSK for monetizing a portion of U.S. product royalties due under its existing license agreement announced on July 3, 2024.

Furthermore, as part of the settlement agreements, CureVac will grant BioNTech and Pfizer a non-exclusive license to manufacture, use, import into the U.S. and sell mRNA-based COVID-19 and/or influenza products. Such non-exclusive license will be expanded into a worldwide license upon the closing of BioNTech’s acquisition of CureVac.

Subject to regulatory approval, BioNTech’s acquisition of CureVac as announced on June 12, 2025 will be implemented as planned and its terms will remain unaffected.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized precision immunotherapy candidates to treat cancer. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the resolution of all pending patent litigation in the United States between the company, Pfizer, and BioNTech related to mRNA-based COVID-19 vaccines, the company’s expectations regarding the outcome of pending litigation matters in other global jurisdictions, the expected closing of the public exchange offer between BioNTech and the company, the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, timing of various milestones, the impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including risks related to the proposed transaction between BioNTech and the company, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection and the company’s and the company’s collaborators’ ability to obtain, maintain, defend and enforce such intellectual property, scope of intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, the impact of an adverse settlement or different judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated from time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.